May 11, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
Mail Stop 4631
U. S. Securities and Exchange Commission
Washington, D. C. 20549-4631

Re: Metwood, Inc.
       Form 10-K/A for the fiscal year ended June 30, 2009 filed September 28, 2009
       File #0-5391

Dear Mr. Hartz:

We are responding to the comments in your March 18, 2010 letter.  We do represent to you that our certifying officers, Robert Callahan and myself, Shawn Callahan, are signing all of the certifications in our personal capacity on our Form 10-K for the year ended June 30, 2009.  We understand that our outside CPA, Annette Matheny, spoke with Tricia Armelin in your office today and that out representation via this letter will be sufficient to meet your requirements at this time.

We are in the process of edgarizing amendment 2 to our Form 10-Qs for the periods ended September 30, 2009 and December 31, 2009 to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conform to the language in Item 601(B)(31) of Regulation S-B/S-K.  Per your instructions, we have included Items 4 and 6 and have accordingly removed paragraph 3 in our 302 certifications.  We are also removing titles from those certifications to represent that the certifying officers are signing in their personal capacity.

In connection with our response to your comments, we acknowledge that:

 •
the company is responsible for the adequacy and accuracy of the disclosure in our filings

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if we have not adequately responded to your concerns.

Sincerely,

/s/ Shawn Callahan
Shawn Callahan
Chief Financial Officer